
Bionomics
Limited


05008699

26 May 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


PROCESSING
SECTION
RECEIVED
JUN 0 6 2005
198
SEC MAIL
WASH., D.C.

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per Spencer
Jill Mashado
Company Secretary

PROCESSED
JUN 0 9 2005
THOMSON
FINANCIAL

82-34682

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®


Bionomics
Limited


open briefing

corporatefile.com.au

Bionomics Limited
31 Dalgleish Street
Thebarton
South Australia 5031

Date of lodgement: 26-May-2005

Title: Open Briefing®. Bionomics. MD on Iliad Acquisition & Capital Raising

Record of interview:

corporatefile.com.au
Bionomics Limited recently announced the acquisition of unlisted Melbourne drug discovery company Iliad Chemicals Pty Limited for 40.9 million shares in Bionomics at 22 cents per share, for an implied purchase price of $9 million. What are Iliad's R&D expertise and technology platforms and why does this acquisition make strategic sense?

CEO Dr. Deborah Rathjen
Iliad's expertise lies in the discovery of new drugs and the development of therapeutic products in the areas of multiple sclerosis and cancer.

Iliad's cancer compounds target blood vessels associated with cancer tumours. While Bionomics identifies cancer drug prospects based on the targeting of new blood vessel formation (angiogenesis) through its proprietary Angene™ technology, the Iliad compounds target existing cancer blood vessels.

Iliad's focus in its multiple sclerosis drug development programme is on compounds which block the potassium ion channel Kv1.3. Bionomics has a comprehensive proprietary platform for the evaluation of compounds affecting ion channels, which when combined with the preclinical Central Nervous System (CNS) testing capabilities of its European subsidiary, Neurofit, means that we'll have an integrated product development process which we believe can rapidly generate high quality drug candidates for serious CNS disorders.

In addition to these valuable therapeutic programmes, Iliad has a proprietary chemistry platform known as MultiCore®. MultiCore® is a robust and novel

chemistry platform which can be used at both discovery and production ends of the value chain. MultiCore® can deliver a diverse range of drug compounds which are easily synthesized in a cost-efficient manner. For example, the Iliad chemistry platform has taken a compound identified by Merck from an 18-step synthesis to a 6-step process with greatly improved yields. We anticipate that this technology will rapidly deliver multiple drug candidates for licensing to a "large pharma".

This acquisition is important to us because Iliad's development programmes and chemistry expertise clearly reinforce our core capabilities in CNS and cancer and complement our research programmes in anti-angiogenesis, epilepsy and anxiety. This acquisition also brings enhanced opportunities for revenue generation through the chemistry platform and licensing of lead compounds in addition to the epilepsy diagnostics and validated drug targets developed by Bionomics.

Following the acquisition, Bionomics' assets will include comprehensive CNS and cancer drug target and validation platforms, extensive screening capabilities and proprietary drug candidates. Through a closely integrated product development process, we will be able to generate high quality drug candidates and establish revenue generating deals.

The Iliad acquisition illustrates Bionomics' ambitious growth strategy to achieve a substantial market capitalisation and to build critical mass within the Australian biotechnology sector.

corporatefile.com.au
What are Iliad's therapeutic programmes and why are they of interest to Bionomics?

CEO Dr. Deborah Rathjen
Iliad has developed compounds which target the blood vessels of solid tumours such as colon cancer by inhibiting a molecule called tubulin which is important for cell division. Inhibiting tubulin is a well known way to stop cancers growing, both directly and indirectly, by stopping the growth of blood vessels within the tumour and thereby starving them. Iliad has some of the most potent Tubulin Polymerisation Inhibitors (TPI) identified to date. This particular therapeutic programme has already demonstrated that these compounds can successfully inhibit the growth of tumours in mouse models.

Also of enormous interest to us is Iliad's second therapeutic programme involving inhibitors of a potassium ion channel known as Kv1.3. The therapeutic focus of this programme is in multiple sclerosis (or "MS"), a very serious condition involving the gradual deterioration of nervous system functions. At this stage, there are no drugs available in the market which can cure it; they merely focus on reducing its symptoms, and no new drug has been brought to market to treat MS for 11 years. MS affects about 350,000 people in the US and the global MS market is estimated at around US$2 billion in sales each year.

Our MS programme will be at the forefront of investigational drug treatments for multiple sclerosis. The MS project coming to us from Iliad ties in very

nicely with our focus on CNS disorders and our ongoing drug discovery programmes in anxiety and epilepsy.

To us, Iliad is a perfect "hand in glove" fit, with firstly, their two therapeutic areas falling within our own core areas of focus, cancer and CNS, and secondly, their chemistry bringing immediate value to our ongoing epilepsy and anxiety drug discovery programmes. Needless to say, we see great potential in a programme which can successfully address a very serious condition such as multiple sclerosis.

corporatefile.com.au
What intellectual property (IP) base will you gain through this acquisition?

CEO Dr. Deborah Rathjen
Iliad has a very broad IP base associated with its chemistry platform MultiCore®. Iliad has filed worldwide patents to ensure that the methodologies within MultiCore® are protected and remain the property of Iliad.

Iliad has also made worldwide patent filings covering the compounds within its programmes in the cancer area and licensed patent applications covering compounds in the MS area. This IP base will be further expanded as more potent compounds are identified. After a thorough review of Iliad's patent applications, Bionomics is confident that it will obtain "composition of matter" patents on compounds which it develops.

corporatefile.com.au
Have you obtained an independent valuation of Iliad? How was the business valued?

CEO Dr. Deborah Rathjen
Aoris Nova Pty Ltd, a group well-versed in the biotech sector, undertook an independent valuation of Iliad. The business was valued through two valuation methods, the first of which used comparable companies in Australia and the second of which used a discounted cash flow (DCF) analysis to assess the value of Iliad's two therapeutic programmes and proprietary chemistry platform.

Aoris Nova valued the business between $12.0 million and $18.0 million based on comparable companies, and $10.7 million to $18.4 million based on a DCF analysis.

corporatefile.com.au
What escrow agreements are in place?

CEO Dr. Deborah Rathjen
Iliad's principal shareholders, Start-Up Australia Ventures, the Australian National University (ANU) and founding scientist Dr Bernard Flynn, will be bound by arrangements which will hold their shareholdings in Bionomics in escrow for 12 months.

corporatefile.com.au
Could you explain the rationale behind the potential $3 million milestone payment associated with the Iliad acquisition?

CEO Dr. Deborah Rathjen
The $3 million milestone payment in Bionomics shares will be triggered upon the achievement of either one of two milestones: progressing a lead drug candidate from Iliad's current programmes into a Phase I clinical trial or establishing a licensing agreement with a large pharmaceutical company for clinical development and commercialisation.

Entry into clinical trial and establishing a licensing agreement with a "large pharma" are recognised industry-wide as significant value-creating milestones for biotech companies.

corporatefile.com.au
You also announced the completion of a $6.0 million placement to institutional and sophisticated investors, including $2.9 million from Iliad's shareholders Start-up Australia Ventures and ANU. How will you employ the funds?

CEO Dr. Deborah Rathjen
It's gratifying to see a strong commitment from our current shareholders, Iliad's major shareholders Start-up Australia Ventures and ANU as well as new investors.

The funds raised from the placement will be used to further the development of therapeutic compounds targeting the treatment of multiple sclerosis and cancer. Our objective is to advance them into clinical development as soon as possible and the proceeds from this placement will assist us in achieving that goal.

corporatefile.com.au
What has been your historic cash burn and R&D-to-expense ratio? What's the outlook for both, given the Iliad acquisition?

CEO Dr. Deborah Rathjen
Bionomics' historical net cash burn has been around $3.5 million per annum. Last year, our net cash burn was $3.1 million. As we integrate Iliad into our business, we may see that increase slightly, but we anticipate cost savings and synergies which will enable us to keep our cash burn at historical levels.

In addition, Bionomics has achieved licensing deals for its first epilepsy diagnostic product, a gene-based test for a severe form of childhood epilepsy. Athena Diagnostics is now marketing and conducting this test in North America under one of these licensing deals. Royalties from this test and further epilepsy diagnostic licensing deals will contribute revenues to help underpin the funding required for drug discovery and development.

Both Bionomics' and Iliad's programmes receive R&D START grant funding, which also extends the funds available to the company for its development programmes.

Our R&D-to-expense ratio will remain high. It has historically remained at around 75 percent to 80 percent. As we progress our integration, we aim to continue to maintain a good balance of expenditure on our R&D programmes; they are after all the activities of the company which generate shareholder value.

corporatefile.com.au
What was Iliad's historic cash burn? Why is your cash burn not likely to be substantially higher post-acquisition?

CEO Dr. Deborah Rathjen
Iliad's cash burn was about $1 million last year. The merging of our businesses will immediately create value and we'll be able to achieve significant cost savings because many of Iliad's activities are outsourced on commercial terms and by bringing activities in-house we'll be able to substantially reduce costs.

For example, a core activity of ours is the screening of compounds using our Angene™ technology platform to target cancer blood vessels. We'll be able to apply it to the compounds we'll gain access to through the acquisition of Iliad.

Similarly, in the CNS area, Neurofit conducts the routine screening of compounds which have potential therapeutic uses in multiple sclerosis. In Adelaide, we routinely screen compounds that modulate ion channel activity. These are necessary activities for the progression of the MS project which, once brought in-house, will result in substantial cost savings.

The intangible benefits are of course the exciting synergies which will allow us to drive the projects forward with a high level of commercial input and a high level of focus.

corporatefile.com.au
What are your long-term strategic objectives for Bionomics?

CEO Dr. Deborah Rathjen
Our strategic plan is focused on growing our market capitalisation substantially over the next three years. Underlying this goal are four key strategic elements or pillars:

The first pillar is to progress the internal development programmes we're undertaking in multiple sclerosis, anxiety, epilepsy and cancer, giving a balanced portfolio of both pre-clinical and clinical programmes in development.

The second pillar is to partner (out-license) our programmes to generate revenues. We seek to partner early and often. We have a strong IP base relating to genes associated with epilepsy and angiogenesis, particularly targeting blood vessel growth in cancer, and our therapeutic programmes which allows us to follow this path as part of our strategy.

The third pillar is to in-license in areas where we've identified gaps in our pipeline.

The fourth pillar is to continue to look at acquisition opportunities within our core areas of CNS and cancer to help us achieve our objective of growing into a substantial company at the forefront of the Australian biotech industry.

This latest acquisition brings us closer to that goal.

corporatefile.com.au
Now that you've also completed the acquisition of Neurofit, do you have any plans for a European listing?

CEO Dr. Deborah Rathjen
A European listing in the future may well be an opportunity for Bionomics, as would be a US listing. We will continue to explore all avenues to ensure we reach our goal of building a company with a substantial market capitalisation.

corporatefile.com.au
Thank you Deborah.

For previous Open Briefings with Bionomics Limited, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au.

For more information about Bionomics Limited, please visit www.bionomics.com.au or call Deborah Rathjen on (08) 8354 6101.